UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-282497) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 28, 2026

Mizuho Financial Group, Inc.

By:	/s/ Makoto Samejima
Name:	Makoto Samejima
Title:	Senior Managing Corporate Executive / Group CFO

May 28, 2026

Company:	Mizuho Financial Group, Inc.
Representative:	Masahiro Kihara, President & Group CEO
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo
Stock code:	8411
(Tokyo Stock Exchange Prime Market)

Receipt of Document Regarding Withdrawal of Shareholder Proposal

and Matters to Be Submitted to the 24th Ordinary General Meeting of Shareholders

Mizuho Financial Group, Inc. (President & Group CEO: Masahiro Kihara) announced in its press release dated May 15, 2026, entitled “Opinion of Mizuho’s Board of Directors on Shareholder Proposal,” that it had received a shareholder proposal (the “Shareholder Proposal”) regarding the agenda of its 24th Ordinary General Meeting of Shareholders scheduled to be held on June 26, 2026 (the “General Meeting of Shareholders”), and also announced in the press release the opinion of its Board of Directors on the Shareholder Proposal. However, Mizuho has subsequently received from the proposing shareholders a document dated May 27, 2026 (the “Document”) to the effect that they are withdrawing the Shareholder Proposal. Mizuho hereby announces that, at its Board of Directors meeting held today, it has resolved to consent to the withdrawal of the Shareholder Proposal and to partially amend the matters to be resolved at the General Meeting of Shareholders.

1.  Proposing Shareholders

Joint proposal by two shareholders

2.  Agenda Item Related to the Withdrawn Shareholder Proposal

Partial amendment to the Articles of Incorporation (Risks associated with the consolidation of Orient Corporation)

3.  Reason for Withdrawal

(The text was reproduced exactly as it appears in the Document.)

In a timely disclosure issued by Orient Corporation (“Orico”) on May 15, 2026, we have confirmed that the shareholding ratio by Mizuho Bank, Ltd. in Orico has decreased.

In light of this, we have determined that there has been a significant change in the basis for the shareholder proposal, and we therefore wish to withdraw the shareholder proposal.

Please note that while we posted the convocation notice for the General Meeting of Shareholders, dated May 28, 2026, on our website and the TSE website, due to various procedural requirements, the convocation notice does not reflect the above-mentioned withdrawal of the Shareholder Proposal and our consent thereto (*1)(*2).

(*1) Specifically, the proposal titled “Proposal 2: Partial amendment to the Articles of Incorporation (Risks associated with the consolidation of Orient Corporation)” has been withdrawn.

(*2) Similarly, the convocation notice for the General Meeting of Shareholders and the materials for the exercise of voting rights to be sent to our shareholders do not reflect the above-mentioned withdrawal of the Shareholder Proposal and our consent thereto.

Additionally, we respectfully request that you exercise your voting rights on Proposal 1: Appointment of fourteen (14) directors, as proposed by us.